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SI 08031399 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 67274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FULCRUM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7733 Forsyth Blvd. 19th Floor
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Frager 314-336-3115 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.P.P. & W., P.C.
(Name – *if individual, state last, first, middle name*)

1034 S. Brentwood Blvd., Suite 1700 (Address) St. Louis, (City) MO (State) 63117 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Frager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

CYNDI LYONS
My Commission Expires
June 14, 2010
St. Charles County
Commission #06397270

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULCRUM SECURITIES, INC.

FINANCIAL STATEMENTS AND
INTERNAL CONTROL REPORT

DECEMBER 31, 2007

TABLE OF CONTENTS

To the Board of Directors and Stockholders
Fulcrum Securities, Inc.
St. Louis, Missouri

INDEPENDENT ACCOUNTANTS' REPORT

We have audited the accompanying balance sheet of Fulcrum Securities, Inc. (a Virginia corporation) as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fulcrum Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MPP:W, P.C.

July 8, 2008
St. Louis, Missouri

Certified Public Accountants

FINANCIAL STATEMENTS

FULCRUM SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS		
Current Assets		
Cash in bank or brokerage	$	88,543
Accounts receivable		56,853
Total Current Assets		145,396
Property and Equipment		21,928
Less: Accumulated depreciation		(6,323)
Total Property and Equipment, Net		15,605
Other Assets		
Deposits		42,023
Prepaid expenses		15,343
Total Other Assets		57,366
Total Assets	$	218,367
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	18,114
Accrued expenses		4,000
Interest payable		509
Notes payable		37,500
Total Current Liabilities		60,123
Stockholders' Equity		
Capital stock, 5,000 authorized at $0.01 par, 2,983 issued and outstanding		30
Additional paid-in capital		500,640
Accumulated deficit		(342,426)
Total Stockholders' Equity		158,244
Total Liabilities and Stockholders' Equity	$	218,367

The Notes to Financial Statements are an integral part of these statements.

FULCRUM SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenue		
Commission	$	2,128,734
Interest income		8,348
Reimbursed expenses from affiliate		79,841
Total Revenue		2,216,923
Operating Expense		
Payroll		1,701,357
Taxes and licenses		91,264
Insurance and benefits		124,785
Interest expense		1,002
Brokerage clearing costs		50,052
Travel and meals		44,528
Professional fees		216,968
Dues and subscriptions		15,993
Depreciation expense		5,484
Other expense		129,371
Rent expense		129,704
Total Operating Expense		2,510,508
Net Loss from Operations	$	(293,585)

The Notes to Financial Statements are an integral part of these statements.

FULCRUM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional		
	Shares	Par Value	Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2006	$ 1,900	$ 19	$ 122,026	$ (48,841)	$ 73,204
Common stock purchased by investors at $100/share	294	3	39,372	-	39,375
Common stock purchased by investor at $250/share	100	1	24,999	-	25,000
Common stock purchased by investors at $500/share	539	5	269,245	-	269,250
Common stock issued in conversion of indebtedness at $100/share	75	1	7,499	-	7,500
Common stock issued in conversion of indebtedness at $500/share	75	1	37,499	-	37,500
Net loss from operations	-	-	-	(293,585)	(293,585)
Balance, December 31, 2007	$ 2,983	$ 30	$ 500,640	$ (342,426)	$ 158,244

The Notes to Financial Statements are an integral part of these statements.

FULCRUM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities		
Net loss from operations	$	(293,585)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		5,484
Change in assets - (increase) decrease		
Accounts receivable		(37,695)
Prepaid expenses		(15,343)
Change in liabilities - increase (decrease)		
Accounts payable		16,216
Accrued expenses		(17,250)
Total Adjustments		(48,588)
Net Cash Used in Operating Activities		(342,173)
Cash Flows from Investing Activities		
Purchases of property and equipment		(10,524)
Deposits		(544)
Net Cash Used in Investing Activities		(11,068)
Cash Flows from Financing Activities		
Net borrowings on notes payable		54,500
Proceeds from issuance of stock		333,625
Net Cash Provided by Financing Activities		388,125
Net Increase in Cash		34,884
Cash - Beginning of Year		53,659
Cash - End of Year	$	88,543

The Notes to Financial Statements are an integral part of these statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain significant accounting policies followed in the preparation of the financial statements.

Nature of Business

Fulcrum Securities, Inc. (the "Company") was organized on May 4, 2004 under the name of OFK Securities, Inc. The name was changed in June of 2006 to Fulcrum Securities, Inc. and began its registration process under the Securities and Exchange Commission as a Broker Dealer. It operates brokerage offices in Virginia and Indiana.

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting. Revenue recognition is through commissions earned on transactions in the various investment markets.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the individual assets. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in current income. Gains and losses on trade-ins are reflected in the basis of the new assets. Repair and maintenance charges which do not increase the useful lives of the assets are charged to expense as incurred.

Income Taxes

The Company files federal and state income tax returns as a C-Corporation.

Income taxes for the Company are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") as of July 1, 2007. FIN 48 prescribes the income tax amounts to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. FIN 48 also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimated amounts.

NOTE 2 NET CAPITAL REQUIRMENTS

Fulcrum Securities, Inc. is subject to the $5,000 net capital requirement of SEC Rule 15c3-1 which requires the maintenance of at least $5,000 of net capital under SEC Rule 17a-11. Fulcrum Securities, Inc. is required to comply with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). At December 31, 2007, Fulcrum Securities was in compliance with these provisions.

FULCRUM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 2 NET CAPITAL REQUIRMENTS (CONTINUED)

Fulcrum Securities, Inc. is registered with the following Federal and State Regulatory authorities as an introducing securities broker.

Regulatory Agency	Date Effective
Commission	08/22/06
National Association of Securities Dealers – FINRA	08/22/06
Commonwealth of Virginia	09/29/06
State of New York	09/29/06
State of Michigan	10/05/06
District of Columbia	10/05/06
State of Missouri	10/14/06
State of Maryland	11/08/06
State of Colorado	11/15/06
State of Indiana	11/16/06
State of Kentucky	11/20/06
State of Oklahoma	11/07/06
State of Minnesota	11/13/06
State of Illinois	11/21/06
Commonwealth of Pennsylvania	11/22/06
State of Texas	12/01/06
State of Georgia	12/12/06
State of Connecticut	12/12/06
State of New Jersey	12/18/06
State of Ohio	12/19/06
State of California	01/29/07
State of Florida	01/02/07
State of Tennessee	01/26/07
State of West Virginia	01/29/07
State of Utah	01/29/07
State of North Carolina	02/02/07
State of Louisiana	02/05/07
State of Delaware	01/03/07
State of Massachusetts	02/06/07
State of Arkansas	02/20/07
State of Arizona	04/05/07
State of Oregon	09/20/07
State of Alabama	10/12/07

NOTE 3 LEASE COMMITMENTS

The Company conducts its operations from leased facilities under five year non-cancelable operating leases expiring March 31, 2013.

The following is a schedule by years of future minimum non-cancelable rental payments required und the operating leases:

Year Ended December 31,	Amount
2008	$ 245,26
2009	247,967
2010	250,571
2011	253,190
2012	148,452
2013 and thereafter	88,848
Total Minimum Future Rental Payments	$ 1,234,295

NOTE 4 STATEMENT OF CASH FLOWS

There was no cash paid during the year ended December 31, 2007 for interest or income taxes.

The Company had the following non-cash transaction for the year ended December 31, 2007:

- A shareholder converted $45,000 in notes payable to 150 shares of common stock at various times throughout the year at prices of $100/share and $500/share. The shares issued were recorded at estimated fair market value based upon the Board of Directors' estimate and was agreed upon by the noteholder who exchanged the notes.

FULCRUM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 5 RELATED PARTY TRANSACTIONS

In addition to the debt conversion with a shareholder disclosed in Note 4, the Company also had the following related party transactions:

- The Company and Fulcrum Advisory Services("Advisory"), related through common ownership, have entered into an expense sharing arrangement whereby the Company pays for all overhead and shared expenses and Advisory is responsible for reimbursing the Company based on a percentage of the combined revenue of the two companies. For the year ended December 31, 2007, this percentage was 5%, as agreed to by both companies, resulting in reimbursed expenses of $79,841.

- The Company has non-interest bearing short-term notes with two shareholders for $37,500 at December 31, 2007. These amounts were subsequently converted to shares of stock in 2008.

NOTE 6 INCOME TAXES

The Company's effective income tax benefit rate to date is lower than what would be expected if the federal statutory rate were applied to net losses from operations, primarily because the losses for financial reporting purposes that have not been recognized as to a future benefit as the criteria to recognize such future benefits have not been met. Therefore, there are no deferred tax benefits related to the operating loss carryforwards for financial reporting purposes at December 31, 2007.

As of December 31, 2007, the Company has cumulative net operating loss carryforwards for income tax purposes totaling approximately $342,000 that may be offset against future taxable income. The net operating loss carryforwards begin to expire in 2026. It is reasonably possible that management's estimate of the amount of tax benefit the Company will realize from using the carryforward will change significantly in the near term and the related tax benefits will be recognized as a reduction of tax expense at that time.

NOTE 7 CLEARING ACTIVITIES

Clearing activities for the Company are performed by Pershing Financial Services, a third party. The clearing house guarantees the Company's obligations that result from clearing activities.

NOTE 8 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $45,729 which was $40,729 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of 1.3:1 as of December 31, 2007.

NOTE 9 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing LLC and promptly transmits all customer funds and securities to Pershing LLC. Pershing LLC carries all of the accounts of such customers and maintains and preserves such books and records.

NOTE 10 GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $293,585 during the year ended December 31, 2007. Subsequent to December 31, 2007, the Company continued to incur losses from operations. Those factors create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is in the growth mode and is adding additional brokers with established books of business anticipated to generate $5,500,000 of annual revenue. The Company has also raised approximately $690,000 of additional capital and is in the process of raising an additional $1,000,000 from employees and accredited investors. The ability of the Company to continue as a going concern is dependent on the success of the additional brokers to generate adequate amounts of commissions to sustain the business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 11 SUBSEQUENT EVENTS

Fulcrum Holdings, LLC was established effective July 9, 2007. As of April 2008, members have transferred all stock in Fulcrum Securities, Inc. to the Holding Company. The Holding Company has issued Class A and Class B memberships.

The Company was involved in a legal dispute involving a previous employer of a broker. Rather than incur the costs to defend their case, the Company settled the claim in June 2008 for $27,000. This amount is not reflected as a liability at December 31, 2007.

ADDITIONAL INFORMATION

To the Board of Directors and Stockholders
Fulcrum Securities, Inc.
St. Louis, Missouri

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements of Fulcrum Securities, Inc. (the "Company"), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures, referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and the practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with Management's authorization and recorded properly to permit Board of Directors and Stockholders' preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce the relatively low risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MPP:W, P.C.

July 8, 2008
St. Louis, Missouri

Certified Public Accountants

END